Exhibit 15.2

Independent Registered Public Accounting Firm’s Consent

We consent to the incorporation by reference in this Shell Company Report of Ambipar Emergency Response on Form 20-F of our report dated April 14, 2022, which includes an explanatory paragraph as to the ability of HPX Corp. to continue as a going concern, with respect to our audits of the financial statements of HPX Corp. as of December 31, 2021 and 2020 and for the year ended December 31, 2021 and for the period from March 20, 2020 (inception) through December 31, 2020, appearing in Amendment No. 2 to the Form F-4 Registration Statement of Ambipar Emergency Response (File No. 333-268795) filed with the Securities and Exchange Commission on January 30, 2023. We also consent to the reference to our firm under the heading “Statement by Experts” in this Shell Company Report on Form 20-F.

/s/ Marcum llp

Marcum llp

New York, NY

March 7, 2023